1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 11, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/03/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2011/02/23: Financial forecast of 2011 (Parent company only)

2.	Announcement on 2011/02/23: Board of directors resolves to convene the Company’s annual general meeting on June 24, 2011

3.	Announcement on 2011/02/23: The Company signs an Agreement and a Letter of Intent with China Telecom Corporation

4.	Announcement on 2011/02/24: Chunghwa Telecom holds investor conference for 2010 operation results

5.	Announcement on 2011/03/01: To announce the acquisition of Nan Ya Plastics Corporation - Corporate Bonds

6.	Announcement on 2011/03/07: Chunghwa Telecom to attend investor conference

7.	Announcement on 2011/03/09: To announce the procurement of HYUNDAI LAVITA Small Box Type Freight Vehicle etc. with total amount exceeding NT$500 million

8.	Announcement on 2011/03/10: To announce the acquisition of HSBC Bank (Taiwan) Limited 1st Financial Debenture

9.	Announcement on 2011/03/10: The Company announces its unaudited revenue for February 2011

10.	Announcement on 2011/03/10: February 2011 sales

Exhibit 1

Financial forecast of 2011 (Parent company only)

Date of events: 2011/02/23

Contents:

1. Fiscal year of the financial forecast: 2011

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2011/02/23

4. Date of preparation, correction, or updating of the financial forecast: 2011/01/20

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

Exhibit 2

Board of directors resolves to convene the Company’s annual general meeting on June 24, 2011

Date of events: 2011/02/23

Contents:

1. Date of the board of directors resolution: 2011/02/23

2. Date for convening the shareholders’ meeting: 2011/06/24

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. The Company’s 2010 business report

b. 2010 supervisors’ audit report concerning the Company’s 2010 financial statements

c. Report of enacting Ethical Corporate Management Best Practice Principles of Chunghwa Telecom Co., Ltd.

(2) Issues to be ratified by shareholders:

a. Ratification of 2010 business report and financial statements

b. Ratification of the proposal for the distribution of 2010 earnings

(3) Issues to be discussed

(4) Other business and special motions

5. Book closure starting date: 2011/04/26

6. Book closure ending date: 2011/06/24

7. Any other matters that need to be specified: None

Exhibit 3

The Company signs an Agreement and a Letter of Intent with China Telecom Corporation

Date of events: 2011/02/23

Contents:

1. Date of occurrence of the event: 2011/02/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom Northern Taiwan Business Group signed a LOI with China Telecom Fujian Telecom Branch to cooperate to exploit informationization development opportunities in Taiwan Strait west bank economic zone . Chunghwa Telecom Data Communication Business Group signed an agreement with China Telecom Fujian Telecom Branch to exploit energy saving market opportunities in Fujian district.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 4

Chunghwa Telecom holds investor conference for 2010 operation results

Date of events: 2011/02/24

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/02/24

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. If a press release is distributed, the content of the press release: Chunghwa Telecom Reports Unaudited Consolidated Operating Results for 2010 Taipei, Taiwan, R.O.C. February 24, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its unaudited operating results for the year ending December 31, 2010. All figures were prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Full Year 2010 Financial Highlights

•	Total consolidated revenue increased by 2.1% to NT$202.49 billion

•	Mobile communications revenue increased by 2.9% to NT$89.04 billion; mobile value-added services (VAS) revenue increased by 30.8% to NT$11.05 billion

•	Internet revenue increased by 3.5% to NT$24.48 billion; internet VAS revenue increased by 8.5% to NT$2.15 billion

•	Domestic fixed communications revenue decreased by 1.1% to NT$70.69 billion

•	International fixed communications revenue increased by 2.6% to NT$15.64 billion

•	Total operating costs and expenses increased by 2.2% to NT$145.1 billion

•	Net income totaled NT$47.69 billion, representing a 9.0% increase

•	Basic earnings per share (EPS) increased by 9.0% to NT$4.92

Fourth Quarter 2010 Financial Highlights

•	Total consolidated revenue increased by 2.4% to NT$52.35 billion

•	Mobile communications revenue increased by 2.3% to NT$22.42 billion

•	Internet revenue decreased by 4.3% to NT$6.17 billion

•	Domestic fixed communications revenue increased by 0.6% to NT$18.64 billion

•	International fixed communications revenue increased by 6.1% to NT$3.95 billion

•	Total operating costs and expenses increased by 3.3% to NT$39.22 billion

•	Net income totaled NT$10.75 billion, representing a 1.6% increase

•	Basic EPS increased by 1.6% to NT$1.11

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom said, “We are pleased to report another year of solid performance. Total consolidated revenue for 2010 reached NT$202.49 billion, with the increase mainly driven by stronger mobile VAS, handset sales and internet services.

We have several major achievements in 2010. The popularity of the smartphone and the economic recovery resulted in higher traffic volume, which in turn boosted the momentum of telecom industry growth.

In addition to our traditional telecom service offering, we successfully launched selected Information and Communications Technology (ICT) services and were delighted to be awarded major contracts. We also introduced new initiatives relating to ICT and converged services, and were able to offer customers configured cloud computing and consolidated and repackaged solutions.”

Revenue

Chunghwa’s total consolidated revenue for the full year 2010 increased by 2.1% year-over-year to NT$202.49 billion, of which 44.0% was from the mobile business, 12.1% was from the internet business, 34.9% was from the domestic fixed business, 7.7% was from the international fixed business, and the remainder was from others. Despite the National Communications Commission (NCC) tariff reduction that became effective from April 1, 2010, Chunghwa maintained its growth pattern, due mainly to an increase in mobile VAS, handset sales and internet services. For the mobile business, total revenue for 2010 amounted to NT$89.04 billion, representing a year-on-year increase of 2.9%, which was mainly due to growth in mobile VAS revenue relating to smartphone promotions and handset sales.

Chunghwa’s internet business revenue increased by 3.5% year-over-year to NT$24.48 billion in 2010, mainly attributable to growth in the number of broadband subscribers and the migration of Asymmetric Digital Subscriber Line (ADSL) subscribers to fiber solutions.

For 2010, domestic fixed revenue totaled NT$70.69 billion, representing a decrease of 1.1% year-over-year. Local and Domestic Long Distance (DLD) revenues decreased by 2.9% to NT$32.25 billion and 10.2% to NT$6.65 billion year-over-year, respectively. The decrease in local revenue was mainly due to mobile and Voice over Internet Protocol (VOIP) substitution. The decrease in DLD revenue was also a result of mobile and VOIP substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (FTTx), increased by 2.1% year-over-year to NT$20.32 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, the decrease was fully offset by growth in FTTx access revenue.

International fixed revenue increased by 2.6% to NT$15.64 billion, primarily due to growth in leased line revenue.

Other revenue for 2010 increased by 78.4% year-over-year to NT$2.63 billion.

For the fourth quarter of 2010, total revenue was NT$52.35 billion, representing a 2.4% year-over-year increase. The contributions from the different business lines were: 42.8% from mobile, 11.8% from internet, 35.6% from the domestic fixed business, 7.5% from the international fixed business, and the remainder from others.

Costs and Expenses

Total operating costs and expenses for 2010 amounted to NT$145.13 billion, an increase of 2.2% compared to 2009. This increase was mainly due to the higher cost of handsets sold and the performance-based bonus accrual that relates to net income growth. The remainder of the operating costs and expenses declined overall, mainly due to the decrease in depreciation expense.

For the fourth quarter of 2010, total operating costs and expenses were NT$39.22 billion, an increase of 3.3% compared to the fourth quarter of 2009. The increase can be largely attributed to the higher cost of handsets sold.

Income Tax

Income tax expense for 2010 was NT$9.12 billion, representing a 28.4% decrease compared to NT$12.74 billion for 2009. This decline was mainly due to the decrease in tax rate from 25% to 17%.

EBITDA and Net Income

For the full year 2010, EBITDA decreased by 1.4% to NT$91.40 billion and operating profit increased by 1.7% to NT$57.36 billion, reflecting the mandated NCC tariff reduction and the higher cost of handsets sold.

The EBITDA margin for 2010 was 45.1% compared to 46.7% in 2009, and the operating margin for 2010 was 28.3%, compared to 28.5% in the previous year. Net income for 2010 increased by 9.0% year-over-year to NT$47.69 billion, primarily due to the tax rate reduction from 25% to 17%.

EBITDA and operating profit for the fourth quarter of 2010 decreased by 3.0% to NT$21.46 billion and by 0.3% to NT$13.13 billion, respectively, due largely to the above-mentioned NCC tariff reduction and higher cost of handsets sold. The EBITDA margin and operating profit margin for the fourth quarter of 2010 were 41.0% and 25.1%, respectively, representing decreases from 43.3% and 25.7%, respectively, for the fourth quarter of 2009.

Net income increased by 1.6% to NT$10.75 billion for the fourth quarter of 2010, primarily due to the income tax rate reduction from 25% to 17%.

Capital Expenditure (“Capex”)

Total capex for 2010 amounted to NT$24.50 billion, a 3.8% decrease compared to 2009. Of the NT$24.50 billion capex figure, 58.2% was used for the domestic fixed communications business, 21.5% was for mobile business, 7.7% was for internet business, 6.8% was for international fixed communications business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for 2010 increased by 9.5% year-over-year to NT$84.59 billion, primarily due to a rise in consolidated net income and a NT$4.0 billion year-over-year decrease in pension fund contributions. The relatively higher pension fund contribution in 2009 was a countermeasure to the income tax rate adjustment effective in 2010. As of December 31, 2010, the Company was in a strong cash position, with cash and cash equivalents amounting to NT$90.9 billion, a year-over-year increase of 24.1%.

For the fourth quarter of 2010, net cash flow from operating activities increased by 15.6% year-over-year to NT$32.17 billion, primarily due to the decrease in pension fund contributions aforementioned.

Business and Operational Highlights

Broadband/ HiNet

Total broadband subscribers amounted to 4.4 million as of December 31, 2010. Although broadband subscribers remained relatively flat, the Company’s initiatives to encourage FTTx migration yielded solid results, with FTTx subscribers as a percentage of total broadband subscribers increasing from 38.1% at the end of 2009 to 46.7% at the end of 2010. In the fourth quarter of 2010, FTTx revenue reached 61.7% of total broadband access revenue.

HiNet broadband subscribers totaled 3.59 million at the end of 2010, a year-over-year rise of 57 thousand.

Mobile

As of December 31, 2010, Chunghwa had 9.68 million mobile subscribers, an increase of 4.4% compared to 9.27 million at the end of 2009.

Chunghwa gained 694 thousand net additions to its 3G subscriber base during 2010, recording 14.7% year-over-year growth and bringing the total to 5.43 million as of December 31, 2010. Mobile VAS revenue for 2010 was up 30.8% year-over-year to NT$11.1 billion, of which mobile Internet revenue was up 81.7% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

As of the end of 2010, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.31 million.

2011 Guidance (Parent Company Only)

Total revenue for 2011 is expected to increase by 1.9% to NT$190.0 billion, primarily due to an expected rise in fixed line revenue resulting from the shift in the right to determine the price of a fixed-to-mobile call from mobile operators to fixed network operators. Additionally, mobile internet, broadband services, corporate ICT and cloud computing services are expected to remain areas of growth.

Operating costs and expenses for 2011 are expected to increase, mainly due to the rise in interconnection costs and transition fees resulting from the shift in the right to determine the price of fixed-to-mobile calls. Chunghwa anticipates a rise in handset subsidies for smartphones as they become increasingly popular. However, in the meantime, the expanding smartphone subscriber base should drive growth of mobile internet and VAS usage and translate into a reasonable level of quality revenue. To facilitate traffic transmission and improve user experience, the Company will continue to invest in improving network quality and increasing capacity. As a result, income from operations and EBITDA is expected to decrease as compared to 2010. Non-operating income is expected to grow in 2011 due to an increase in proceeds from reinvestments and property disposals.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information under ROC GAAP set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes with reconciliation to U.S. GAAP will be included in our annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law. This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

5. Any other matters that need to be specified: none

Exhibit 5

To announce the acquisition of Nan Ya Plastics Corporation - Corporate Bonds

Date of events: 2011/03/01

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Nan Ya Plastics Corporation - Corporate Bonds (Code: B401CL)

2. Date of occurrence of the event: 2010/11/15~2011/03/01

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$512,062,056.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JIH SUN SECURITIES CO., LTD and MasterLink Securities Corporation;

Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$2,000,000,000; N/A; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.81% of total assets; 6.58% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$34.43

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 6

Chunghwa Telecom to attend investor conference

Date of events: 2011/03/08

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/03/08

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Investor conference held by Citigroup in Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

Exhibit 7

To announce the procurement of HYUNDAI LAVITA Small Box Type Freight Vehicle etc. with total amount exceeding NT$500million

Date of events: 2011/03/09

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): HYUNDAI LAVITA Small Box Type Freight Vehicle

2. Date of the occurrence of the event: 2010/03/10~2011/03/09

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$549,149,418

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; NAN YANG INDUSTRIES CO LTD

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: For operational purpose

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

Exhibit 8

To announce the acquisition of HSBC Bank (Taiwan) Limited 1st Financial Debenture

Date of events: 2011/03/10

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Bank (Taiwan) Limited 1st Financial Debenture

•	D Issue in 2011 (Code: G13304)

2. Date of occurrence of the event: 2011/03/10~2011/03/10

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$300,000,000.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Bank (Taiwan) Limited; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$300,000,000; N/A; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.76% of total assets; 6.52% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.16

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

Exhibit 9

The Company announces its unaudited revenue for February 2011

Date of events: 2011/03/10

Contents:

1. Date of occurrence of the event: 2011/03/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced its revenue for February 2011. Total revenue increased by 4.8% year-over-year to NT$16.04 billion. Operating income decreased by 4.2% year-over-year to NT$4.83 billion, net income decreased by 1.6% year-over-year to NT$4.13 billion and EPS increased by 23.3% to NT$0.53.

The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to- mobile call from mobile operators to fixed network operators as well as the growth in the mobile value added services, HiNet service and internet value added services which offset the impact on mobile revenue caused by the shift of pricing right.

Operating income decreased year-over-year, primarily due to the increase in interconnection and transition fee charged to fixed operator resulting from the aforementioned pricing right shift, the rises in personnel expenses because of the early retirement program offering as well as the increase in costs of goods sold and marketing expenses owing to the popularity of smartphone.

EPS increased year-over-year, mainly attributable to the capital reduction in January 2011 which decreased the number of weighted average outstanding shares.

The shift of the pricing right starting from year 2011 increased domestic fixed revenues by 17.4% and decreased mobile businesses revenues by 4.3% year over year respectively in February. To be comparable with alternative mobile operators, if including the interconnection and transition fee received from fixed-line segment, the mobile revenue for February 2011 will increase 4.6% year-over- year in February.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 10

Chunghwa Telecom

March 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Feb	Invoice amount	16,907,993	17,059,982	(-) 151,990	(-) 0.89%

Jan-Feb	Invoice amount	29,034,366	34,271,007	(-) 5,236,641	(-) 15.28%

Feb	Net sales	16,035,621	15,298,086	(+) 737,535	(+) 4.82%

Jan-Feb	Net sales	32,241,218	30,897,272	(+) 1,343,946	(+) 4.35%

b	Trading purpose : None